Via EDGAR, U.S. Mail and Facsimile to (703) 813-6984

May 5, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Jonathan Wiggins
Staff Accountant
Mail Stop 4561

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Fiscal Year ended November 28, 2008 (“Form 10-K”)
File No. 1-14965

Dear Mr. Wiggins:

We are in receipt of the letter, dated April 10, 2009, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filing. We thank the Staff for its comments and we look forward to resolving any additional comments. For your convenience, we have included the Staff’s comments below, followed by our responses.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fair Value, page 66

1.

We note that you provide disclosure on page 157 regarding gain/loss on items that you elect to carry at fair value. Please tell us what consideration you gave to additionally disclosing the gain/loss on other items that you are required to carry at fair value.

Response:

Trading assets and trading liabilities in our consolidated statements of financial condition include items we are required to carry at fair value and other items we elect to carry at fair value. Paragraph 19a of SFAS No. 159 allows disclosure of gains and losses on items elected to be accounted for at fair value together with items required to be accounted for at fair value. On page 158 of our Form 10-K, in the last paragraph within “The Fair Value Option-Gains/Losses”, we disclose our gains/losses related to our trading assets and liabilities, including those required to be accounted for at fair value, in accordance with paragraph 19a of SFAS No. 159.

2.

You disclose on page 68 that your investment in ICBC is valued using the quoted market price adjusted for transfer restrictions. We note that the ICBC shares are subject to transfer restrictions that, among other things, prohibit any sale, disposition or other transfer until April 28, 2009, and that from April 28, 2009 to October 20, 2009 you may transfer up to 50% of the aggregate ordinary shares of ICBC that you owned as of October 20, 2006. We also note that after October 20, 2009, you can transfer the remaining shares. Please clarify if the transfer restrictions are specific to the securities and would transfer to market participants or if the restrictions are specific to the holder of the securities and tell us how you considered paragraphs A28 and A29 of SFAS 157 when determining that it was appropriate to adjust the market price to determine the fair value of your investment.

Response:

The transfer restrictions are imposed by contract. ICBC will not permit us to transfer the securities; however, if they were to do so, they likely would require the transferee to accept a similar or identical restriction. Therefore we believe the restriction is specific to the securities and not to the holder. The records of the share registrar, Computershare Hong Kong Investor Services Limited, reflect this restriction. Note that during the FASB’s final deliberations prior to issuing SFAS 157, we discussed transfer restrictions under this standard with the FASB Staff. The FASB Staff concurred with our proposed method of accounting and told us that it was not the intent of SFAS 157 to preclude adjustments to an asset’s quoted market price to reflect a discount for the contractual restrictions a transferee would have to accept as a condition of the transfer.

Fair Value Hierarchy – Level 3, page 70

3.

We note your disclosure that recent market conditions have increased the level of management judgment required to value cash trading instruments classified within level 3 of the fair value hierarchy, specifically in determining the appropriate risk-adjusted discount rate. Please tell us what consideration you gave to providing a sensitivity analysis related to the valuation of these instruments.

Response:

Our inventory of cash trading instruments includes numerous product categories with exposure across various geographic regions, economies and currencies. Valuations depend on many diverse inputs and methodologies as noted on page 70 of our Form 10-K, “Valuation Methodologies for Level 3 Assets”. These inputs and methods, and therefore the valuations, are not necessarily correlated with each other or expressed in similar units of measure. As a result, although we gave consideration to providing a sensitivity analysis to our valuation of cash trading instruments classified within Level 3 of the fair value hierarchy, we concluded that aggregating a diverse set of inputs into a sensitivity analysis would not provide additional meaningful information.

Valuation Methodologies for Level 3 Assets, page 70

4.

Please tell us what consideration you gave to including a discussion of the specific significant inputs that became observable and unobservable for transfers into and out of Level 3, respectively, in your disclosure.

Response:

Where material, we provided commentary on the nature and direction of transfers into and out of Level 3. Please see the footnotes to the tables on page 156 of our Form 10-K, specifically notes 2, 5, 6, 7 and 8.

Operating Expenses, page 81

5.

We note your disclosure that the increase in non-compensation expenses related to consolidated entities held for investment purposes (about $333 million according to page 82) primarily reflected the impact of impairment on certain real estate assets during 2008. Please tell us and in future filings disclose in your notes to consolidated financial statements the information required by paragraph 26 of SFAS No.144.

Response:

Paragraph 26 of SFAS No. 144 requires disclosure of a description of: the impaired long-lived asset and the facts and circumstances leading to the impairment; the amount of the impairment loss; the method or methods for determining fair value; and the segment in which the impaired long-lived asset is reported. The disclosures on page 82 of our Form 10-K include a description of the assets as real estate assets, and we state on page 88 that the assets are included in our Trading and Principal Investments segment. The impairment charge referred to in our Form 10-K was approximately $263 million and relates to certain real estate assets, including commercial properties and hotels. The impairment resulted from the overall weakness in the commercial real estate markets in Asia and Europe. In measuring the fair value of these properties, and therefore the amount of the impairment charge, we used discounted cash flow analyses.

We will include the additional information required by paragraph 26 of SFAS No. 144 in our future filings, beginning with our Form 10-Q for the fiscal quarter ended March 27, 2009 (“First Quarter Form 10-Q”).

Provision for Taxes, page 83

6.

You disclose on page 83 that the decrease in the effective income tax rate was primarily due to an increase in permanent benefits as a percentage of lower earnings and changes in geographic earnings mix. We also note your disclosure on page 198 which identifies foreign operations as a significant reconciling item in your reconciliation of the U.S. federal statutory income tax rate to your effective income tax rate. Please provide us with an expanded explanation of the change in the effective income tax rate; please discuss the changes in geographic earnings mix in more detail and tell us your expectations for the future.

Response:

The change in the effective tax rate was primarily driven by the non-U.S. mix of earnings. During 2008, the firm incurred losses in U.S. entities and various non-U.S. entities whose income (losses) are subject to tax in the U.S. The firm also had profitable operations in certain non-U.S. entities that do not repatriate their earnings to the U.S. and therefore are subject to tax at their applicable local tax rates, which are generally lower than the U.S. rate. As indicated in Note 16 on page 198 of our Form 10-K, the impact of foreign operations reduced our effective tax rate by 29.8%. This reduction was due to losses being taxed at the higher U.S. rate and profits taxed at the lower foreign rates. As indicated in Note 16 on page 196 of our Form 10-K, our non-repatriation policy resulted in an unrecognized net deferred tax liability of $1.1 billion. This reflected an increase of $750 million from November 2007.

For the first quarter of 2009, the firm reported an effective tax rate of 31%. The 2009 effective tax rate reflects a return to a geographic earnings mix that is more in line with our historic mix of earnings and is more consistent with our expectations for the future.

Asset-Liability Management, page 119

7.

We note a net decrease in the carrying value of other investments in funds, which includes interests in investment funds that you manage, of $723 million in 2008, of which $527 million was in the fourth quarter. To the extent that the change in your investment in any individual fund was material to your results of operations, please tell us what consideration you gave to specifically discussing the fund/funds and its/their performance in your MD&A.

Response:

We considered disclosing the effect of changes in our investment in individual funds on our results of operations and determined not to do so because the effect was not material to our overall results.

The 2008 decrease in carrying value of other investments in funds of $723 million compared with November 2007 reflected $420 million of fair value net losses and $303 million in net redemptions. The net loss for 2008 was generated from approximately 100 funds with no individual fund loss exceeding $125 million. These losses were reflected within our Trading and Principal Investments segment. Net redemptions for 2008 were transacted at net asset value and therefore had no impact on our results of operations at the time of the redemption.

Consolidated Statements of Earnings, page 131

8.

We note that you present “Total Revenues” before interest expense on your statements of earnings. It appears that this subtotal is not consistent with Rule 9-04 of Regulation S-X since it includes interest income on a gross basis, rather than net interest income. Please tell us what consideration you gave to netting interest income and interest expense and including only the net amount as part of revenues.

Response:

We disclose net interest income in Note 19 on page 206 of our Form 10-K which is consistent with Rule 9-04 of Regulation S-X which provides that required disclosures may appear in the notes rather than on the face of the income statement. Beginning with our First Quarter Form 10-Q, we will revise our presentation on the Condensed Consolidated Statements of Earnings to omit the gross presentation of revenues before interest expense, and to present net interest income as a component of net revenues.

9.

It appears that your revenue line items may aggregate items that should be presented separately in accordance with Rule 9-04.13 of Regulation S-X. Please tell us why you believe it is not necessary to disaggregate these items.

Response:

We have disclosed those items of other income that exceed one percent of total interest income and other income in Note 18 on page 203 of our Form 10-K. Rule 9-04 of Regulation S-X provides that required disclosures may appear in the notes rather than on the face of the income statement.

10.

On page 82 you disclose that consolidated entities held for investment purposes are entities that are held strictly for capital appreciation, have a defined exit strategy and are engaged in activities that are not closely related to your principal businesses and that these investments include consolidated entities that hold real estate assets, such as hotels. You also disclose that revenues related to such entities are included in “Trading and principal investments” in the consolidated statements of earnings, and the increase in non-compensation expenses related to consolidated entities held for investment purposes (about $333 million according to page 82) primarily reflected the impact of impairment on certain real estate assets during 2008. Please tell us what consideration you gave to presenting a separate line item titled “net cost of operation of other real estate” (including provisions for real estate losses, rental income, and gains and losses on sales of real estate, if applicable) as part of expenses in accordance with Rule 9-04.14 of Regulation S-X.

Response:

These real estate assets are held in investment entities that we consolidate. In preparing our financial statements, we reported the revenues and expenses of these entities on a gross basis and do not believe these items of revenue and expense meet the requirements for net presentation. In periods without impairment losses, revenues from these entities may exceed their expenses, resulting in net revenues rather than net costs. In light of this, we do not believe it would be appropriate to present an item of net revenue in the expense section of our Consolidated Statements of Earnings.

11.

It appears that your line item for “Other Expenses” may aggregate items that are greater than one percent of total interest income and other income. Please tell us how you have complied with Rule 9-04.14 of Regulation S-X, or tell us why you believe it is not necessary to disaggregate these items.

Response:
There are no amounts included in “Other Expenses” which exceed one percent of total interest income and other income.

Note 3, Financial Instruments, page 149

Level 3 Financial Assets and Financial Liabilities, page 156

12.	Please tell us what consideration you gave to disclosing transfers in and out separately in the Level 3 roll-forward or providing amounts on a gross basis in a footnote to the table.

Response:

As noted in our response to question 4, where material, we provide commentary on the nature and direction of transfers into and out of Level 3 in our footnotes to the SFAS 157 tables on page 156 of our Form 10-K. In the case of derivatives (which are presented net in the table) gross presentation would not be practicable. We also note that such gross disclosure is not required by SFAS 157, and we modeled our disclosure after the example in paragraph A35 of SFAS 157.

The Fair Value Option, page 157

13.

We note that the line item “Other” in your table disclosure of gains and losses from fair value changes aggregates the gains and losses related to several line items of your consolidated statements of financial condition. Please tell us whether you have netted any significant gains and losses from fair value changes in individual line items of your consolidated statements of financial condition. See paragraph 19(a) of SFAS No. 159.

Response:
We have not netted any significant gains and losses from fair value changes in the “Other” line item in this table.

Derivative Activities, page 160

14.

Please tell us what consideration you gave to providing disclosures required by FSP FAS 133-1 and FIN 45-4 for each group of similar credit derivatives (e.g., by major types of contracts and major types of referenced/underlying asset classes).

Response:

Paragraph 5 of FSP FAS 133-1 and FIN 45-4 describes disclosure by major types of contracts and major types of reference/underlying asset classes as “one way to present the information” and does not preclude other methods of presentation. Credit spreads are the primary measure we use in the day-to-day risk management of our credit exposure. Grouping our exposure by relative credit spread and presenting the offsetting effects of written and purchased credit derivatives provides important information about the relative riskiness of exposures under credit derivative contracts in a manner that is consistent with our risk management process. This is explained in note 3 to the table on page 161 of our Form 10-K. Our risk management is based on the net risk position. For example, we actively hedge single name exposure vs. index exposure. Our risk management and risk limits are based on sensitivity to changes in the same inputs across different types of credit derivative contracts. Given how we manage our risk, we believe that providing a detailed breakdown by product type would not provide additional meaningful information.

15.	For credit protection sold and credit protection purchased, please tell us and consider disclosing the extent to which the derivative activity was for the following purposes:

•	Provide default risk protection to offset credit exposure to your holdings of the related reference entity’s debt in your loan portfolio, investment portfolio, or loan commitments outstanding;
•	Create new credit exposure for your own trading purposes;
•	Reflect credit exposures taken for the benefit of your clients; and
•	Provide an offset to credit exposure taken for the benefit of clients.

Also, please discuss your overall strategies employed in your credit derivatives portfolio as well as any changes in those strategies during the periods presented.

Response:

We enter into a broad array of credit and credit-sensitive products in addition to credit derivatives. We commit capital to facilitate client transactions, to take proprietary positions and as a means of risk management. These activities are managed by various trading desks around the world. The risks resulting from this activity, including credit risk, are managed dynamically based on the net risk position. Because our risk management is based on the net risk position rather than on managing the individual risks of specific transactions, we cannot reliably identify specific credit derivatives as either creating or offsetting risk in the portfolio.

16.	In addition to the above, please tell us and consider disclosing the following information related to your credit default swaps:

	•	Discuss the nature of the different types of credit derivatives.
	•	Separately quantify the gross realized gains and losses from your credit derivative activity.
	•	Discuss the settlement triggers that are typical in your credit derivative portfolio. To the extent the nature of the triggers varies within your portfolio, discuss that fact accordingly.
•

Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant changes in the notional amounts as well as the reasons for the changes in the fair values of the credit derivatives. Discuss any expected changes to those trends.

•

Discuss the types of counterparties (e.g. broker-dealer, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit protection purchased. Consider quantifying the notional amount of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.

	•	Discuss how you incorporated your own credit risk and the counterparty’s credit risk in your valuation of the credit derivative.

Response:

•

As a primary dealer, we are counterparty to more than 500,000 derivative contracts which we classify as credit derivatives. Broadly, credit derivatives transfer credit risk between market participants. As noted in our response to questions 14 and 15, we consider factors such as credit spread and net risk position when managing these positions. As disclosed on page 161 of our Form 10-K the types of credit derivatives we enter into include written and purchased credit default swaps, credit spread options, credit index products and total return swaps.

•

Because we believe fair value is the appropriate measurement attribute for our trading activities, changes in fair value are recorded in income regardless of whether they are realized or unrealized. For that reason, we do not differentiate between realized and unrealized gains and losses.

•

As individually negotiated contracts, credit derivatives can have numerous settlement and payment conventions. The more common types of triggers include bankruptcy of the reference credit entity, acceleration of indebtedness, failure to pay, restructuring (including modified restructuring, i.e., maturity limitations and transfers), repudiation and dissolution of the entity. The maximum payout required by these contractual provisions, as defined by FSP FAS 133-1and FIN 45-4, is presented in the table on page 161 of our Form 10-K.

•

On a gross basis, our notional exposures have decreased as a result of compression efforts across the industry. We have not experienced significant changes recently in our net exposure, which is how we manage our risk. To the extent we experience any material changes in our net exposure, we will consider disclosure in future filings. As of March 2009, compared to November 2008, we have experienced a reduction in fair value of our credit derivatives which reflects an overall tightening of credit spreads.

•

Counterparties to substantially all of our purchased credit protection are financial institutions (including broker-dealers, banks, investment funds and insurance companies) with whom we maintain stringent collateral thresholds. The firm manages its exposure to counterparty credit risk as it does other market risks and will price, economically hedge, facilitate and intermediate trades which involve credit risk. Counterparty credit risk management considers all transactions giving rise to counterparty credit exposure irrespective of counterparty type. As noted in our response to question 15, risk management, including counterparty risk, is based on net risk position.

•

Credit risk is an essential component of fair value (i.e., exit price). Cash products (e.g., bonds and loans) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The firm calculates the fair value of derivative assets by discounting future cash flows at a rate which incorporates counterparty credit spreads and on derivative liabilities at a rate which incorporates the firm's own credit spreads. In doing so, credit exposures are adjusted to reflect mitigants, namely collateral agreements which reduce exposures based on triggers and contractual posting requirements. The firm records liquidity valuation adjustments to reflect the cost of exiting concentrated risk positions including the risk to the firm’s own credit spreads. This is included on page 157 of our Form 10-K.

17.	Please clarify for us where your credit derivatives are classified within the fair value hierarchy.

Response:
Credit derivatives are included in Levels 2 and 3 of the fair value hierarchy. The following table shows the fair value of our credit derivatives as of November 2008 (in millions):

Hierarchy level	Assets	Liabilities
Level 2	$66,005	$31,198
Level 3	$8,322	$4,744

Please note that these balances do not reflect the application of cash collateral or cross-product netting with other types of derivative balances, but do reflect counterparty netting for credit derivatives within each level.

Note 16, Income Taxes, page 196

18.

We note that one of the significant components of your deferred tax assets is labeled “Other, net” in your income tax footnote. Please explain to us what is included in that line item totaling $1.5 billion.

Response:

Included in this amount are tax assets resulting from unrealized tax benefits on foreign operations, litigation reserves, state and local net operating losses, depreciation and amortization expense, policy holder reserves related to our insurance business, other comprehensive income and other miscellaneous items.

* * *

The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

   /s/ Sarah Smith

Sarah Smith

Controller and Chief Accounting Officer

cc:	David A. Viniar, Chief Financial Officer
(The Goldman Sachs Group, Inc.)